

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2013

<u>Via Email</u>
Jeffrey DeNunzio
President and Chief Executive Officer
Wealth Acquisition, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

> **Re: Wealth Acquisition, Inc.**
> **Registration Statement on Form 10**
> **Filed August 22, 2013**
> **File No. 000-55027**

Dear Mr. DeNunzio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13(a) of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Item 1. Business

2.   Please provide support for the following assertions made on page 3:

- "Most small private operating companies, (companies with 5 Million or less in annual revenue) and attempting a Form 10 Self Filing normally may not have the adequate financial and educational resources to originate and file their own Form 10;" and

- "Most, if not all companies have a business plan which can be adopted and molded to fit the description of business, (Form 10 information) as required in a 'super' 8K filing by the Registrant within four days after completion of a reverse merger with a private operating company."

        Please characterize all beliefs set forth in the filing as such. As you are aware, you must be able to support on a reasonable basis all beliefs or opinions including in your filing.

3.   We again refer to the assertion that "[m]ost, if not all companies have a business plan which can be adopted and molded to fit the description of business, (Form 10 information) as required in a 'super' 8K filing by the Registrant within four days after completion of a reverse merger with a private operating company." Please expand this disclosure to reflect that in the event that a public shell company consummates a reverse merger with a private operating company, the Form 8-K that is required to be filed within four days of the transaction is required to include audited financial statements of the private operating company and pro forma financial information.

4.   You state on page 4 that at this time you do not intend to hire any third parties to conduct an analysis for a target company or any other business opportunities while on page 7 you state your intent to search for a target business combination by contacting various third parties including investment banking firms and private equity firms. Please revise your disclosure to resolve this inconsistency. Should your disclosure continue to reflect the use of third parties to search for business opportunities, please describe the source of funding that will be used to retain such third parties and include estimated expenses to retain such third parties in the MD&A under Item 2.

5.   Please provide disclosure regarding the competitive environment in which you operate. In this regard, if known, indicate the number of other shell companies with which you are competing in seeking a target to consummate a business combination. Please refer to Item 101(h)(4)(iv) of Regulation S-K.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 7

6.   You state on page 7 that should the target business be in its early stages or an emerging
        growth company that you will be subject to numerous risks inherent to such companies.
        Please provide examples of such risks.

Item 5. Directors and Executive Officers, page 9

7.   Please revise the table on page 9 to reflect the current names of Gold Bullion Acquisition,
        Inc. (now TOA Holdings, Inc.) and Gold Eagle Acquisition, Inc. (now Toshoan Holdings,
        Inc.).

Item 6. Executive Compensation, page 9

8.   We note that the first paragraph in this section currently states that the formation
        expenses were paid by Jeffrey DeNunzio. Please revise the disclosure to reflect, if
        accurate, that this payment was made in the form of a loan to the company. We note in
        this regard that it is unclear from the disclosure in this section, including the footnote to
        the summary compensation table, whether the formation expenses paid by Mr. DeNunzio
        were in the form of a loan to the company that has been repaid by the issuance of 20
        million shares of common stock. Please revise or advise.

Item 7. Certain Relationships and Related Transactions, page 11

9.   Please revise the disclosure to provide the disclosure called for by Item 404(a) and (d) of
        Regulation S-K with respect to the related party account payable.

Report of Independent Registered Public Accounting Firm, page F-1

10.   We note that the report of your independent registered public accounting firm makes
        reference in the introductory and opinion paragraphs to financial statements for the year
        ended July 31, 2013, in addition to financial statements for the period from inception
        (July 22, 2013) to July 31, 2013. Please have your auditor revise its report to only report
        on the financial statements for the period from inception (July 22, 2013) to July 31, 2013
        that are included in the filing.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 or me at (202) 551-3483 with any other questions. If you thereafter need assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor